

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 13, 2006

By Facsimile and U.S. Mail

Mr. Steven Weldon
Chief Financial Officer
Inverted Paradigms Corporation
1800 2nd Street East, Suite 735
Sarasota, Florida 34326

> **Re:** **Inverted Paradigms Corporation**
> **Form 10-KSB for the calendar year ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 000-27131**

Dear Mr. Weldon:

We have reviewed your response to our prior comments dated August 2, 2006, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the calendar year ended December 31, 2005

Note 7. Notes Payable – Stockholders, page F-11

1. We note your response to our prior comments 5 and 11. SFAS 123 (R) paragraph 7 states "*if* the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. Please explain how you concluded the issuance of 10,000,000 shares of common stock, in January 2006, for the purchase of Silent Sword, valued at $150,000, is more reliably measurable than the market price at the grant date for the 75,000 shares of stock issued as an additional incentive for the $250,000 loan in March 2006. Also, please advise us of the facts

and/or circumstances that have occurred subsequent to November 2005 and the purchase of the software resulting in the decline in the value of your stock.

Note 8 – Income Taxes, page F-12

2.   We note your response to prior comment 6. Please include your response in your amended filings.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Donna Di Silvio, at (202) 551-3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief